February 18, 2025

Zhe Zhang
Chief Executive Officer
Xdata Group
L    tsa 8, 11415, Lasnam  e District
Tallinn, Harju County, Estonia

Roman Eloshvili
President
OU XDATA
L    tsa 8, 11415, Lasnam  e District
Tallinn, Harju County, Estonia

       Re: Xdata Group
           Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted February 10, 2025
           CIK No. 0002038688
Dear Zhe Zhang and Roman Eloshvili:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4
Dilution, page 23

1. We note the table added in response to prior comment one. Please revise to exclude the shares issuable upon the exercise of the Alpha Star warrants and the shares
 February 18, 2025
Page 2

      issuable under the equity incentive plan, consistent with their exclusion in the dilution table. Further, revise to state that such shares are excluded from these tables, as previously disclosed, and indicate if true, that the tables do not include these potential sources of dilution as they are not probable or not automatically convertible upon the consummation of the Business Combination. Similar revisions should be made on page 85.
Proposal 1 - The Business Combination Proposal
Financial Projections of XDATA, page 104

2. Please revise your disclaimer on page 104 to reflect the parties ongoing obligation to ensure statements are not materially false or misleading where such statements no longer have a reasonable basis prior to consummation of the transaction or where such statements become materially false or misleading by reason of subsequent events.
      This includes events that may render the material assumptions underlying the financial projections invalid.
3. We note your response to prior comment 3. Please expand the discussion of your material assumptions underlying the projections, specifically to provide detailed quantitative disclosure describing the basis for your projected sales, margins, clients, and the factors or contingencies that would affect such growth. Specifically quantify the factors that are expected to contribute to $73.2 million in revenue in 2029.
OU Xdata Group Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

4. We note your revised disclosures in response to prior comment 5. Please further clarify and state for each offering whether the customer has the contractual right to take possession of the software at any time during the respective arrangements without significant penalty, and if so, how that was considered in determining when revenue is recognized. Also, you disclose that you provide a warranty for delivered software in the internet and banking solution offerings. Please clarify what "delivered"
      means in this context, i.e. whether the customer takes possession of the software.
      Refer to ASC 606-10-55-54 and ASC 985-20-15-5.
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Yu Wang, Esq.
      Lawrence Venick, Esq.